KRONES

82-3871

02 JUN 12 AM 11:25

KRONES AG Böhmerwaldstraße 5 D-93068 Neutraubling

Securities and Exchange Commission
Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.

USA - Washington, D. C. 20549

SUPPL

KRONES AG
Böhmerwaldstraße 5
D-93068 Neutraubling

FI
Simone Olbrich
Telephon ++49(+9401) 70-2882
Telefax ++49(+9401) 70-2644
olbrich.simone@krones.de

16.05.2002

Report for the first quarter of 2002

02034852

SUPPL

Dear Mr. Dudek,

enclosed please find

1 copy of the report for the first quarter of 2002.

If you have any question, please contact Graf Castell-Rüdenhausen, Phone ++49(+9401)70 32 58.

Kind regards

i. A.

Simone Olbrich

Simone Olbrich

P

dlw 6/17

Encl.

Vors. des Aufsichtsrates: Dr. Lorenz M. Raith
Vorstand Volker Kronseder (Vors.), Hans-Jürgen Thaus (stv. Vors.) Alois Müller , Rainulf Diepold
Telefon (0 94 01) 70-0
Telefax (0 94 01) 70 24 88, 70 32 39
e-mail sales @ krones.de
URL http://www.krones.de
USt-IdNr. DE 133695999

Banken	Konten		S.W.I.F.T.Code
Commerzbank Regensburg	6 007 421	(BLZ 750 400 62)	COBADEFF 750
HypoVereinsbank Regensburg	8 830 045	(BLZ 750 200 73)	BVBEDE MM 447
Dresdner Bank Regensburg	2 015 900 00	(BLZ 750 800 03)	DRESDEFF 750
Sparkasse Regensburg	30 900 260	(BLZ 750 500 00)	BYLADEMM
Postbank Nürnberg	760 05-8 57	(BLZ 760 100 85)	

Expreßbahnhof D-93047 Regensburg
Airfreight Nürnberg
Sitz Neutraubling
Registergericht Regensburg HRB 2344

Report for the first quarter of 2002

KRONES continues on its path to growth

With sales and profit growth reaching double figures for the first three months of 2002, the KRONES Group witnessed a magnificent start to the year. Sales rose by more than 16 percent and profits showed a 32 percent increase in the first quarter of the year. With these results, the global market leader for beverage filling and packaging machines has once again surpassed the figures reached in the past two record years.


KRONES

High domestic demand provides a 16% growth in turnover

In the first three months of the year 2002, group sales amounted to 344.8 million euro, thus exceeding the value for the same period of the previous year by 16.6% (1st quarter of 2001, 295.7 million euro). The sales volume of machines and complete lines in Germany showed a brisk development with the domestic segment of total sales rising from 18 to 32 percent. Alongside the European Union, the most important foreign sales markets were North America and Asia.

An increase in orders received reinforces the market position

By the end of March 2002, the KRONES Group booked orders received amounting to 346.5 million euro. This figure is once again around 2.7 percent above the high sales level of 337.4 million euro reached at the same date in the previous year. In doing so, KRONES is, as always, marked by strong export orientation. Although the greatest increase was gained by the Group in North America, the engineering company was also able to reinforce its market position in the Near East and in Asia thanks to important order bookings. On 31st March, the Group's number of orders on hand amounted to 631.7 million euro. Thus, the previous year's record figure of 636.3 million euro was almost reached.


350
300
250
200
345
296
242
00
01
02

Sales development in million €
1st quarter 2000 to 2002


18
16
14
12
10
16,9
12,8
11,0
00
01
02

Group profit in million € (after tax)
1st quarter 2000 bis 2002

Path of modernisation results in a 32 percent increase in profit

Profits after tax for the Group improved by 32 percent reaching 16.9 million euro in the first quarter of 2002. In the first three months of the previous year, profits had amounted to 12.8 million euro. The increase in revenue confirms the company's path of modernisation. Group-internal procedures were consistenly optimised in the past years using high investments and reorganisational activities and thus a favourable development in earnings is anticipated for the entire 2002 business year.

The employment market also profits from KRONES' growth

The number of employees in the Group was adjusted to correspond to the positive business trend. Since 31st March of the previous year, KRONES and its subsidiaries have employed 349 new qualified personnel. With a total of 8,428 employees, the staff level lies at 4.3 percent above the number of employees recorded in March 2001 (8,079). Above all, additions to the workforce were registered at KRONES AG (+279) and KETTNER (+133). Due to production streamlining at KRONES USA, their staff number was reduced by 79 employees.

The KRONES share price continues to soar

The extremely positive trading prospects are also mirrored in the higher stock-market estimation of the KRONES share. After a powerful rise in 2001 (+63 percent), the value of the KRONES preference shares quoted on the MDAX has increased by a further 20 percent since the start of the year.

Investment in a profitable future

In the current trading year, KRONES has planned investments of around 65 million euro for its domestic sites – an increase of 30 percent when compared to the previous year. This growth strategy is an expression of the optimistic evaluation of the further company development. With product innovations –also for the non-beverage sector – KRONES is penetrating new markets and widening its realms of growth. Exceptional efforts in research and development resulted in KRONES being able to extend their market lead. All of this points to a profitable future. The Board of Management is anticipating a continual improvement in the sales/profit ratio.

A selection of KRONES Group company data
for the first quarter of 2002

	2002	2001	Difference
	1st quarter	1st quarter	
	Million €	Million €	%
Sales	344.8	295.7	16.6 %
Profit	16.9	12.8	32.0 %
Earnings per share (in €)	1.60	1.21	31.1 %
EBIT	29.2	21.6	35.2 %
Cash flow	26.4	21.6	22.2 %
Orders received	346.5	337.4	2.7 %
Orders on hand	631.7	636.3	- 0.7 %
Investments	13.2	17.5	- 24.6 %
Employees (31.03.)			
Domestic	7,079	6,658	6.3 %
Worldwide	8,428	8,079	4.3 %

KRONES Group profit-and-loss account
for the 1st quarter of 2002

	2002	2001	Difference
	1st quarter	1st quarter	
	Million €	Million €	%
Sales revenues	344.8	295.7	16.6 %
Stock movement	- 4.5	9.3	- 148.5 %
Overall performance	340.3	305.0	11.6 %
Sales input	- 142.8	- 127.3	12.2 %
Gross profit	197.5	177.7	11.1 %
Personnel expenses	- 112.4	- 108.6	3.5 %
Other Revenues/expenditures	- 46.4	- 38.7	19.9 %
Asset depreciation	- 9.5	- 8.8	8.0 %
Financial result	0.9	0.4	114.3 %
Profit from normal business activities	30.1	22.0	36.7 %
Tax on earnings	- 13.2	- 9.2	43.5 %
Profit after tax	16.9	12.8	32.0 %

KRONES AG
Corporate Communications
Hermann Graf Castell
Böhmerwaldstraße 5
93068 Neutraubling

Telephone: ++49(+94 01)70 32 58
Fax: ++49(+94 01)70 34 96
E-mail: investor-relations@krones.de
Internet: www.krones.de